FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

National Australia Bank Limited

ACN 004 044 937
(Registrant’s Name)

Level 13
140 William Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Monday, 28 August 2006

National Australia Bank comment on Non-Operating Holding Company structure

National Australia Bank continues to consider a range of options to optimize its corporate structure to best support the bank’s operations domestically and internationally.

A non-operating holding company structure is one of the options being considered in response to the changing regulatory environment and its impact on capital and for future flexibility to deliver shareholder value.

The National Australia Bank is participating in industry-wide consultation with regulators in relation to the matter.

The non-operating holding company structure is widely used in global banking, and the potential application and benefits of this structure were included in the recommendations of the Wallis inquiry.

Any such company would continue to be regulated by the Australian Prudential Regulation Authority (APRA).

Consideration of various structural options involves a range of complex issues, the analysis, and any subsequent decision on a particular path, are expected to take some time to complete. Once any proposal is sufficiently advanced stakeholders will be consulted.

As part of any structural review process, National Australia Bank remains committed to retaining the existing level of credit ratings for the Group.

For further information:

Brandon Phillips	Hany Messieh
Group Manager, External Relations	Head of Investor Relations
T 03 8641 3857	T 03 8641 2312
M 0419 369 058	M 0414 446 876

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 28 August 2006	Name: Brendan T Case
Title: Company Secretary